Pampa Energía, an independent company with active participation in the Argentine electricity, oil and gas value chain, announces the results for the six-month period and quarter ended on June 30, 2024.

Buenos Aires, August 7, 2024

Stock information

Share capital
as of August 6, 2024
1,363.5 million common shares/
54.5 million ADS

Market capitalization
AR$3,150 billion/
US$2,352 million

Information about the videoconference

Date and time
Thursday August 8
10 AM Eastern Standard Time
11 AM Buenos Aires Time

Access link
bit.ly/Pampa2Q2024VC

For further information
about Pampa

Email
investor@pampa.com

Website for investors
ri.pampa.com

Argentina’s Securities and Exchange Commission
www.argentina.gob.ar/cnv

Securities and
Exchange Commission
sec.gov

Basis of presentation

Pampa’s financial information adopts US$ as functional currency, converted into AR$ at transactional FX. However, Transener and TGS adjust their figures for inflation as of June 30, 2024, which are expressed in US$ at the period’s closing FX. The previously reported figures remain unchanged.

Q2 24 main results[1]

8% year-on-year sales increase achieved in Q2 24, reaching US$500 million[2], driven by increased gas production from the latest round of Plan Gas, seasonal demand and, to a lesser extent, higher domestic reforming volumes, partially offset by lower gas sales to Chile and industries, volume sold of styrenics and PEMC’s divestment.

Gas production grew by 37%, showcasing our strong operating performance:

Adjusted EBITDA[3] rose 30% to US$288 million in Q2 24, mainly explained by increases in holding and others, oil and gas and, to a lesser extent, in petrochemicals and power generation.

Net profit attributable to the Company’s shareholders of US$100 million, a 39% decline from Q2 23, due to lower gains from financial securities and FX differences over the financial position in AR$, an impairment on PPE affecting CTEB’s equity income and a haircut on certain overdue interests from CAMMESA. Higher sales and lower financial interests and income tax partially offset these variations.

Net debt decreased to US$691 million, resulting in a net leverage ratio of 1.0x, largely due to improved payment collections from CAMMESA.

1 The information is based on FS prepared according to IFRS in force in Argentina.

2 Sales from the affiliates CTBSA, Transener and TGS are excluded, shown as ‘Results for participation in joint businesses and associates.’

3 Consolidated adjusted EBITDA represents the flows before financial items, income tax, depreciations and amortizations, extraordinary and non-cash income and expense, equity income, and includes affiliates’ EBITDA at our ownership. Further information on section 3.1.

Pampa Energía ● Earnings release Q2 24 ● 1

1.	Relevant Events
1.1	Power generation segment

Partial commissioning of PEPE 6

In preparation for PEPE 6’s wind turbines, the SE authorized the private use of the 500 kV interconnection line (Res. SE No. 82/24), and the ENRE granted access to transportation capacity (Res. ENRE 384/24). Moreover, between July and August 2024, 10 Vestas wind turbines of 4.5 MW each were commissioned, reaching a total capacity of 45 MW.

PEPE 6 will have a total capacity of 140 MW, with full commissioning expected by October 2024. The generated energy will be traded in the MAT ER. Pampa’s over US$250 million investment will bring its total installed wind power capacity to 427 MW, ranking as one of the country’s leading renewable power producers.

Updates for the spot remuneration scheme

On June 18, 2024, the SE granted a 25% increase in the spot energy pricing schedules from February, effective from June 2024 transactions (Res. No. 99/24). Moreover, on August 1, 2024, the SE approved a 3% inflation increase, effective from its publication (Res. No. 193/24).

CAMMESA’s payment proposal and offer acceptance

On May 27, 2024, we agreed to collect CAMMESA’s overdue transactions as per Res. SE No. 58/24 and No. 66/24. Therefore, the December 2023 and January 2024 transactions were settled with AE38 sovereign bonds, valued at US$0.65 per US$1 of face value at the domestic exchange. The transaction for February 2024 was settled in cash. These payments did not acknowledge due interests, resulting in a US$53 million loss for Pampa (of which US$23 million were interests). Additionally, our affiliate CTEB recorded a US$16 million loss (of which US$8 million accounted for interests).

License expiration and transition period at HINISA

On June 1, 2024, the HINISA license concessions were scheduled to expire: the license over the assets and the water usage granted by the Province of Mendoza, and the power generation license granted by the National Government. Pampa holds 52.04% of HINISA’s share capital.

By the end of May 2024, the Government of Mendoza extended the license by 12 months, appointing the Undersecretary of Energy and Mining of the Ministry of Energy and Environment as observer (Decree No. 1,021). The SE also extended the concession by 12 months, designating ENARSA as observer (Res. SE No. 83/24). However, on June 11, 2024, the SE shortened the transition period to 6 months, extendable by an equal period, appointing Mendoza’s Undersecretary of Energy and Mining as observer (Res. No. 98/24).

HINISA’s license will expire on November 30, 2024, if no extension is granted.

Pampa Energía ● Earnings release Q2 24 ● 2

TerConf tender call-off

On July 8, 2024, the SE annulled the tender to incorporate thermal power generation, which had awarded 29 projects totaling 3,340 MW in November 2023 under Res. SE No. 961/24 (Res. No. 151/24). Pampa had been awarded 300 MW for CTGEBA and 11 MW CTEB (11 MW).

1.2	Oil and gas segment

Settlement acceptance for Plan Gas’s compensation

On June 19, 2024, Pampa agreed to collect compensation from gas distributors under Plan Gas. The provisional payment (85%) for February and March 2024 transactions were settled in cash. Likewise, the provisional payment for transactions owed between November 2023 and January 2024, and the final payment (15%) for transactions between January and November 2023 were settled with AE38 sovereign bonds, effectively collected on August 1, 2024. This agreement resulted in a US$2 million loss for Pampa.

1.3	TGS

Commissioning of the compressor plant in Tratayén

On July 10, 2024, SACDE completed the works at the gas compressor plant in Tratayén, Province of Neuquén, which is part of the GPNK system, owned by ENARSA and operated by TGS. The plant increased GPNK’s transportation capacity from 11 to 16 million m3 per day, enabling the replacement of LNG imports. The second compressor plant at Salliqueó, which will add another 5 million m3 per day, is still pending completion.

Pampa Energía ● Earnings release Q2 24 ● 3

License extension

On June 19, 2024, the ENARGAS issued a legal and technical report approving TGS’s management, an essential requirement for the license extension. This milestone triggered the call for a non-binding public hearing and the issuance of ENARGAS’s final report, leading to the National Government’s publication of an executive decree granting the license extension.

1.4	Increases in regulated tariffs

Update on regulated prices of electricity and natural gas

On June 4, 2024, the SE updated the seasonal electricity prices and the subsidized consumption caps from June to October 2024 (Res. SE No. 92/24):

Residential demand segment	Subsidized consumption	Subsidized price	Price without subsidy
N1 (high income)	n.a.	n.a.	US$73 per MWh
N2 (low income/social tariff)	350 kWh/month	US$33 per MWh
N3 (middle income)	250 kWh/month	US$41 per MWh

Note: Consumption exceeding the subsidized cap for N2 and N3 will be valued at the price set for N1 without any discount.

On June 4, 2024, the SE modified the PIST values for natural gas, previously established in Res. SE No. 41/24, applicable from June 2024 (Res. SE No. 93/24):

Demand segment	Subsidized price	Price without subsidy
N1 (high-income residential) and productive sectors (businesses and industries)	n.a.	US$3.3 per MBTU
N2 (low-income residential/social tariff)	US$1.2 per MBTU
N3 (middle income residential)	US$1.5 per MBTU

Note: Consumption exceeding the subsidized cap for N2 and N3, which varies according to consumption range, distributor, and subzone, will be valued at the price set for N1 without any discount.

Cost variations monthly update

The latest tariff schemes included an adjustment formula based on wages, wholesale, and consumer prices, which was applicable monthly starting in May 2024. However, in May 2024, ENARGAS and ENRE communicated to TGS and Transener, respectively, the formula modification based on projected inflation for the July-December 2024 semester, applicable from July 2024.

On August 2024, TGS and Transener’s tariff schemes increased by 4%, applicable from August 2 and 6%, effective from its publication (Res. ENARGAS No. 411/24, Res. ENRE No. 512/24 y Res. ENRE No. 513/24).

1.5	Share repurchase program

On August 7, 2024, Pampa’s Board of Directors approved the 13th Share Repurchase Program for up to US$75 million or 10% of the share capital, and a maximum price to be paid of US$50 per ADR, effective for 120 days.

Pampa Energía ● Earnings release Q2 24 ● 4

2.	Financial highlights
2.1	Consolidated balance sheet

Figures in million	As of 06.30.2024		As of 12.31.2023
	AR$	US$ FX 912	AR$	US$ FX 808.45
ASSETS
Property, plant and equipment	2,395,378	2,627	2,056,974	2,544
Intangible assets	88,689	97	77,898	96
Right-of-use assets	30,308	33	17,259	21
Deferred tax asset	45,252	50	2	0
Investments in joint ventures and associates	824,581	904	542,978	672
Financial assets at fair value through profit and loss	24,857	27	28,040	35
Other assets	357	0	349	0
Trade and other receivables	16,287	18	14,524	18
Total non-current assets	3,425,709	3,756	2,738,024	3,387

Inventories	209,723	230	166,023	205
Financial assets at amortized cost	92,708	102	84,749	105
Financial assets at fair value through profit and loss	602,341	660	451,883	559
Derivative financial instruments	100	0	250	0
Trade and other receivables	500,304	549	238,294	295
Cash and cash equivalents	138,514	152	137,973	171
Total current assets	1,543,690	1,693	1,079,172	1,335

Total assets	4,969,399	5,449	3,817,196	4,722

EQUITY
Equity attributable to owners of the company	2,742,490	3,007	1,943,736	2,404

Total equity	2,750,165	3,016	1,950,696	2,413

LIABILITIES
Provisions	164,997	181	119,863	148
Income tax and presumed minimum income tax liabilities	66,294	73	44,614	55
Deferred tax liabilities	46,807	51	240,686	298
Defined benefit plans	25,033	27	13,172	16
Borrowings	1,217,319	1,335	989,182	1,224
Trade and other payables	35,539	39	37,301	46
Total non-current liabilities	1,555,989	1,706	1,444,818	1,787

Provisions	8,268	9	4,649	6
Income tax liabilities	131,963	145	14,026	17
Taxes payables	44,133	48	11,427	14
Defined benefit plans	2,557	3	2,695	3
Salaries and social security payable	18,618	20	15,537	19
Derivative financial instruments	112	0	191	0
Borrowings	246,274	270	181,357	224
Trade and other payables	211,320	232	191,800	237
Total current liabilities	663,245	727	421,682	522

Total liabilities	2,219,234	2,433	1,866,500	2,309

Total liabilities and equity	4,969,399	5,449	3,817,196	4,722

Pampa Energía ● Earnings release Q2 24 ● 5

2.2	Consolidated income statement
	First half				Second quarter
Figures in million	2024		2023		2024		2023
	AR$	US$	AR$	US$	AR$	US$	AR$	US$
Sales revenue	783,788	901	194,256	895	446,412	500	110,341	464
Domestic sales	649,186	742	154,309	708	374,607	416	86,900	363
Foreign market sales	134,602	159	39,947	187	71,805	84	23,441	101
Cost of sales	(487,428)	(565)	(117,939)	(555)	(272,245)	(307)	(67,401)	(290)

Gross profit	296,360	336	76,317	340	174,167	193	42,940	174

Selling expenses	(31,582)	(36)	(7,723)	(34)	(18,002)	(20)	(4,530)	(18)
Administrative expenses	(71,674)	(83)	(20,202)	(89)	(37,436)	(42)	(11,681)	(48)
Exploration expenses	(167)	-	(1,750)	(7)	(85)	-	(1,702)	(7)
Other operating income	70,781	83	14,289	61	41,789	48	9,430	45
Other operating expenses	(43,054)	(52)	(7,375)	(35)	(16,669)	(21)	(3,530)	(22)
Impairment of financial assets	(49,592)	(56)	(299)	(3)	(19,762)	(22)	(219)	(3)
Recovery/(accrual) of impairment on int. assets & inventories	(142)	-	(323)	(1)	(110)	-	(734)	(3)
Results for participation in joint businesses & associates	31,894	39	8,570	34	(19,522)	(22)	5,370	19
Income from the sale of associates	5,765	7	-	-	4,307	5	-	-

Operating income	208,589	238	61,504	266	108,677	119	35,344	137

Financial income	2,009	2	428	2	662	-	235	2
Financial costs	(81,688)	(94)	(41,078)	(188)	(37,733)	(41)	(26,367)	(112)
Other financial results	62,861	74	55,461	254	19,056	22	40,818	170
Financial results, net	(16,818)	(18)	14,811	68	(18,015)	(19)	14,686	60

Profit before tax	191,771	220	76,315	334	90,662	100	50,030	197

Income tax	121,166	147	(7,087)	(29)	(1,521)	(1)	(7,730)	(33)

Net income for the period	312,937	367	69,228	305	89,141	99	42,300	164
Attributable to the owners of the Company	313,160	367	69,097	305	90,061	100	42,179	164
Attributable to the non-controlling interest	(223)	-	131	-	(920)	(1.0)	121	-

Net income per share to shareholders	230.3	0.3	50.4	0.2	66.2	0.1	31.0	0.1
Net income per ADR to shareholders	5,756.6	6.7	1,259.1	5.6	1,655.5	1.8	775.4	3.0

Average outstanding common shares[1]	1,360	1,360	1,372	1,372	1,360	1,360	1,360	1,360.0
Outstanding shares by the end of period[1]	1,360	1,360	1,360	1,360	1,360	1,360	1,360	1,360.0

Note: 1 It considers the Employee stock-based compensation plan shares, which amounted to 3.9 million common shares as of June 30, 2023 and 2024.

Pampa Energía ● Earnings release Q2 24 ● 6

2.3	Cash and financial borrowings
As of March 31, 2024, in US$ million	Cash[1]		Financial debt		Net debt
	Consolidated in FS	Ownership adjusted	Consolidated in FS	Ownership adjusted	Consolidated in FS	Ownership adjusted

Power generation	914	910	549	549	(365)	(361)
Petrochemicals	-	-	-	-	-	-
Holding and others	0	0	9	9	9	9
Oil and gas	0	(0)	1,046	1,046	1,046	1,046
Total under IFRS/Restricted Group	914	911	1,605	1,605	691	694
Affiliates at O/S2	190	190	277	277	87	87
Total with affiliates	1,104	1,101	1,882	1,882	778	781

Note: Financial debt includes accrued interest. 1 It includes cash and cash equivalents, financial assets at fair value with changing results, and investments at amortized cost. 2 Under IFRS, the affiliates CTBSA, Transener and TGS are not consolidated in Pampa.

Debt transactions

As of June 30, 2024, Pampa’s financial debt at the consolidated level under IFRS amounted to US$1,605 million, which is 11% higher than the end of 2023. This increase is mainly due to debt issuances to cover the increased working capital, partially offset by CAMMESA’s normalization of payments. Net debt amounted to US$691 million, 13% higher than December 2023 but 12% lower year-on-year. The table below shows the gross debt principal breakdown:

Type of issuance	Amount in million US$	Legislation	% over total gross debt	Avg coupon
US$[1]	1,086	Foreign	70%	8.3%, primarily fixed
US$ Cable	225	Argentine	14%	4.3%
US$ MEP	128	Argentine	8%	5%
AR$	24	Argentine	2%	33.7%, variable
US$-link	98	Argentine	6%	0%

The financial debt had an average life of 2.6 years. The chart below shows the principal maturity profile, net of repurchases, in US$ million by the end of Q2 24:

Pampa Energía ● Earnings release Q2 24 ● 7

During Q2 24, Pampa reopened its Series 20 CB for US$52 million at an interest rate of 6%, maturing in March 2026, and redeemed its Series 15 CB for AR$18,264 million. Moreover, Pampa took net bank borrowings for US$114 million and paid short-term bank loans of AR$22.5 billion, net import financing of US$12 million, and FINNVERA’s loan amortization of US$4 million. After the quarter’s closing, Pampa took net import financing of US$2 million.

Regarding our affiliates, in Q2 24, TGS paid net import financing equivalent to US$15 million, Transener paid borrowings of AR$83 million, and CTEB paid short-term bank debt of AR$9.8 billion. After the quarter’s closing, TGS issued Series 3 CB at a discount for US$490 million, with an interest rate of 8.5%, maturing bullet in July 2031, resulting in an 8.75% yield, making it one of the tightest Latin American issuances since 2021. TGS also redeemed its 2025 notes, totaling US$470 million in circulation. Transener paid AR$28 million in financing and CTEB refinanced short-term bank debt for AR$4 billion and paid net bank borrowings for AR$4 billion.

As of today, the Company complies with the covenants established in its debt agreements.

Summary of debt securities

Company In million	Security	Maturity	Amount issued	Amount net of repurchases	Coupon
In US$-Foreign Law
Pampa	CB Series 9 at par & fixed rate	2026	293	179	9.5%
	CB Series 1 at discount & fixed rate	2027	750	597	7.5%
	CB Series 3 at discount & fixed rate	2029	300	293	9.125%
TGS[1]	CB at discount at fixed rate	2031	490	490	8.50%

In US$-Argentine Law
Pampa	CB Series 20	2026	108	70	6.00%

In US$-link
Pampa	CB Series 13	2027	98	98	0%
CTEB[1]	CB Series 4	2024	96	96	0%
	CB Series 6	2025	84	84	0%
	CB Series 9	2026	50	50	0%

In US$-MEP
Pampa	CB Series 16	2025	56	56	4.99%
	CB Series 18	2025	72	72	5.00%
In AR$
Pampa	CB Series 19	2025	17,131	17,131	Badlar Privada -1%

Notes: 1 According to IFRS, affiliates are not consolidated in Pampa’s FS.

Pampa Energía ● Earnings release Q2 24 ● 8

Credit ratings

Company	Agency	Rating
		Global	Local
Pampa	S&P	b-[1]	na
	Moody's	Caa3	na
	FitchRatings[2]	B-	AA+ (long-term) A1+ (short-term)
TGS	S&P	CCC	na
	Moody's	Caa3	na
	FitchRatings	B-	na
Transener	FitchRatings[2]	na	A+ (long-term)
CTEB	FitchRatings[2]	na	AA-

Note: 1 Stand-alone. 2 Local ratings issued by FIX SCR.

Pampa Energía ● Earnings release Q2 24 ● 9

3.	Analysis of the Q2 24 results
Breakdown by segment Figures in US$ million	Q2 24			Q2 23			Variation
	Sales	Adjusted EBITDA	Net Income	Sales	Adjusted EBITDA	Net Income	Sales	Adjusted EBITDA	Net Income

Power generation	168	106	36	171	98	104	-2%	+9%	-65%
Oil and Gas	218	121	27	187	97	15	+17%	+24%	+80%
Petrochemicals	134	15	15	132	10	6	+2%	+50%	+150%
Holding and Others	7	46	22	4	16	39	+75%	+180%	-44%
Eliminations	(27)	-	-	(30)	-	-	-10%	NA	NA

Total	500	288	100	464	222	164	+8%	+30%	-39%

Note: Net income attributable to the Company’s shareholders.

3.1	Reconciliation of consolidated adjusted EBITDA
Reconciliation of adjusted EBITDA, in US$ million	First half		Second quarter
	2024	2023	2024	2023
Consolidated operating income	238	266	119	137
Consolidated depreciations and amortizations	152	126	84	67
EBITDA	390	392	203	204

Adjustments from generation segment	73	(6)	71	(4)
Deletion of equity income	38	(5)	59	(3)
Deletion of gain from commercial interests	(26)	(29)	(13)	(17)
Deletion of CAMMESA's receivable impairment	32	-	12	-
Deletion of PPE activation in operating expenses	2	2	1	1
Deletion of provision in hydros	3	5	2	1
CTBSA's EBITDA adjusted by ownership	25	21	11	14
Adjustments from oil and gas segment	(9)	1	(0)	3
Deletion of gain from commercial interests	(13)	(6)	(7)	(4)
Deletion of Río Atuel's reversal losses	-	7	-	7
Deletion of CAMMESA's receivable impairment	4	-	7	-
Adjustments from petrochemicals segment	(0)	3	(0)	3
Deletion of inventory impairment	-	3	-	3
Deletion of gain from commercial interests	(0)	(0)	(0)	(0)
Adjustments from holding & others segment	20	38	14	15
Deletion of equity income	(77)	(29)	(37)	(16)
Deletion of gain from commercial interests	(0)	(0)	-	(0)
Deletion of contigencies provision	16	-	-	-
Deletion of intang. assets' impairment/(recovery)	-	(2)	-	-
Deletion of the sale of associates	(7)	-	(5)	-
TGS's EBITDA adjusted by ownership	73	52	46	25
Transener's EBITDA adjusted by ownership	15	17	10	7

Consolidated adjusted EBITDA	475	428	288	222
At our ownership	464	419	294	226

Pampa Energía ● Earnings release Q2 24 ● 10

3.2	Analysis of the power generation segment
Power generation segment, consolidated Figures in US$ million	First half			Second quarter
	2024	2023	∆%	2024	2023	∆%
Sales revenue	322	344	-6%	168	171	-2%
Domestic sales	319	344	-7%	165	171	-4%
Foreign market sales	3	-	NA	3	-	NA
Cost of sales	(158)	(181)	-13%	(81)	(97)	-16%

Gross profit	164	163	+1%	87	74	+18%

Selling expenses	(1)	(1)	-	-	-	NA
Administrative expenses	(25)	(26)	-4%	(12)	(14)	-14%
Other operating income	32	35	-9%	15	24	-38%
Other operating expenses	(7)	(14)	-50%	(4)	(9)	-56%
Impairment of financial assets	(46)	-	NA	(12)	-	NA
Results for participation in joint businesses	(38)	5	NA	(59)	3	NA

Operating income	79	162	-51%	15	78	-81%

Finance income	2	1	+100%	1	1	-
Finance costs	(28)	(66)	-58%	(11)	(41)	-73%
Other financial results	80	124	-35%	27	90	-70%
Financial results, net	54	59	-8%	17	50	-66%

Profit before tax	133	221	-40%	32	128	-75%

Income tax	100	(21)	NA	3	(24)	NA

Net income for the period	233	200	+17%	35	104	-66%
Attributable to owners of the Company	233	200	+17%	36	104	-65%
Attributable to non-controlling interests	-	-	NA	(1)	-	NA

Adjusted EBITDA	192	206	-7%	106	98	+9%
Adjusted EBITDA at our share ownership	182	198	-8%	112	102	+10%

Increases in PPE	43	146	-71%	19	54	-65%
Depreciation and amortization	40	50	-20%	20	24	-17%

During Q2 24, power generation sales slightly decreased compared with Q2 23, mainly due to lower Energía Plus demand and prices, resulting from a decline in industrial activity and the divestment of PEMC in August 2023. These effects were partially offset by higher spot sales, driven by better dispatch in CTGEBA, which had fewer days under programmed overhauls, and increased availability at CPB and CTG.

Additionally, spot energy remuneration increased by 25% in June, impacting the CCGTs capacity payment, including partial income in US$ (US$4.8 thousand per MW-month, +16% year-on-year and +7% vs. Q1 24). For open cycles (GT and ST), the remuneration was equivalent to US$3.9 thousand per MW-month (+4% vs. Q2 23 and +12% vs. Q1 24) and US$2.0 thousand per MW-month for hydros (similar to Q2 23 and +20% vs. Q1 24).

Compared to Q1 24, sales rose 9% due to the spot prices update mentioned before, partially offset by lower thermal dispatch.

The operating performance of Pampa’s operated power generation decreased by 3% vs. Q2 23, in line with the 7% year-on-year drop in national thermal generation, mainly due to low natural gas supply, which reduced dispatch at CCGTs (-340 GWh) and open cycles (-263 GWh), in addition to PEMC’s deconsolidation (-83 GWh). As the thermal units were available, the capacity was fully remunerated. The higher dispatch in the old CTGEBA’s CCGT (+280 GWh), GO-fired generation at CTEB’s CCGT, increased water resource in our hydros (+212 GWh) and the contribution from our wind farms (+35 GWh) offset these effects.

Pampa Energía ● Earnings release Q2 24 ● 11

The availability of Pampa’s operated units reached 97.9% in Q2 24, a 294-basis points improvement vs. Q2 23’s 94.9%, mainly due to events that occurred in Q2 23: outages in CTG and CPB’s ST13, more maintenance days in CTGEBA and the commissioning testing with GO of CTEB’s CCGT. Therefore, a 97.3% thermal availability rate was registered in Q2 24, 370 basis points higher than 93.6% from Q2 23.

Power generation's key performance indicators	2024				2023				Variation
	Hydro	Wind	Thermal	Total	Hydro	Wind	Thermal	Total	Hydro	Wind	Thermal	Total
Installed capacity (MW)	938	332	4,107	5,377	938	387	4,107	5,432	-	-14%	-	-1%
New capacity (%)	-	100%	33%	31%	-	100%	33%	32%	-	-	-	-1%
Market share (%)	2.2%	0.8%	9.4%	12.3%	2.2%	0.9%	9.5%	12.5%	-0%	-0%	-0%	-0%

Semester
Net generation (GWh)	1,100	502	9,392	10,995	653	598	9,728	10,978	+69%	-16%	-3%	+0%
Volume sold (GWh)	1,100	504	9,774	11,378	653	592	10,315	11,561	+68%	-15%	-5%	-2%

Average price (US$/MWh)	14	72	34	34	24	73	33	34	-41%	-2%	+4%	-1%
Average gross margin (US$/MWh)	5	68	22	22	7	64	20	22	-25%	+6%	+9%	+3%

Second quarter
Net generation (GWh)	418	259	4,391	5,067	205	306	4,707	5,218	+103%	-15%	-7%	-3%
Volume sold (GWh)	418	258	4,559	5,234	205	306	5,017	5,528	+103%	-16%	-9%	-5%

Average price (US$/MWh)	19	72	38	38	33	74	35	37	-41%	-2%	+7%	+2%
Average gross margin (US$/MWh)	9	72	24	25	5	64	21	23	+62%	+12%	+13%	+9%

Note: Gross margin before amortization and depreciation. It includes CTEB, operated by Pampa (co-operated by Pampa, 50% equity stake). PEMC was de-consolidated in August 2023.

Excluding depreciation and amortizations, net operating costs decreased by 14% to US$62 million vs. Q2 23, mainly explained by lower gas and electricity purchases to cover contracts and lower maintenance expenses. These effects were partially offset by lower overdue interests from CAMMESA due to a drop in rates and days of sales outstanding. Compared to Q1 24, operating costs rose 9% due to gas and electricity transportation tariff increases, higher labor costs and electricity purchases to cover contracts, offset by lower maintenance expenses.

A deterioration of sales receivables of US$12 million was recorded in Q2 24 due to unrecognized interests under the payment agreement on transactions owed by CAMMESA. CTEB’s equity income decreased by US$62 million vs. Q2 23, mainly explained by the PPE impairment of US$219 million.

Financial results from Q2 24 reached a net profit of US$15 million, 70% lower than Q2 23, mainly due to lower gains from holding financial instruments, offset by reduced financial interests because of lower AR$-debt stock and lesser losses from FX differences, due to minor devaluation impact over the monetary position in AR$.

Adjusted EBITDA from the power generation segment reached US$106 million, a 9% increase year-on-year due to lower operating costs. Adjusted EBITDA considers CTEB’s 50% ownership, which accrued US$11 million in Q2 24 vs. US$14 million in Q2 23. The adjusted EBITDA excludes commercial interests charged to CAMMESA (accrued for delays and impairment due to the payment agreement), contingency provisions for the concession’s termination at Mendoza hydros and accrual of PPE’s expenses as operating expenditures.

Finally, without CTEB, capital expenditures registered US$19 million in Q2 24 vs. US$54 million in Q2 23, explained by the last disbursements for PEPE 6, which is estimated to be fully commissioned by October 2024, and the commissioning of PEPE 4 in 2023. The PEPE 6 project is detailed below:

Pampa Energía ● Earnings release Q2 24 ● 12

Project	MW	Marketing	Currency	Awarded price			Estimated capex in US$ million[1]		Date of commissioning
				Capacity per MW-month	Variable per MWh	Total per MWh	Budget	% Executed @06/30/24
Renewable
Pampa Energía 6	139.5	MAT ER	US$	na	na	62(2)	269	67%	Q4 2024 (est.)

Note: 1 Without value-added tax. 2 Estimated average.

3.3	Analysis of the oil and gas segment
Oil & gas segment, consolidated Figures in US$ million	First half			Second quarter
	2024	2023	∆%	2024	2023	∆%
Sales revenue	368	341	+8%	218	187	+17%
Domestic sales	311	230	+35%	192	126	+53%
Foreign market sales	57	111	-49%	26	61	-57%
Cost of sales	(234)	(198)	+18%	(135)	(106)	+27%

Gross profit	134	143	-6%	83	81	+2%

Selling expenses	(29)	(25)	+16%	(16)	(13)	+23%
Administrative expenses	(36)	(38)	-5%	(18)	(20)	-10%
Exploration expenses	-	(7)	-100%	-	(7)	-100%
Other operating income	42	25	+68%	28	20	+40%
Other operating expenses	(14)	(13)	+8%	(9)	(8)	+13%
Impairment of financial assets	(10)	-	NA	(10)	-	NA

Operating income	87	85	+2%	58	53	+9%

Finance income	-	1	-100%	-	1	-100%
Finance costs	(49)	(97)	-49%	(23)	(59)	-61%
Other financial results	(14)	25	NA	(10)	20	NA
Financial results, net	(63)	(71)	-11%	(33)	(38)	-13%

Loss before tax	24	14	+71%	25	15	+67%

Income tax	51	-	NA	2	-	NA

Net loss for the period	75	14	NA	27	15	+80%

Adjusted EBITDA	188	159	+18%	121	97	+24%

Increases in PPE and right-of-use assets	197	217	-9%	109	128	-15%
Depreciation and amortization	110	73	+51%	63	41	+54%

In Q2 24, sales from the oil and gas segment grew by 17% vs. Q2 23, mainly due to the increased gas production, boosted by the latest Plan Gas round and cooler temperatures compared to Q2 23, partially offset by lower gas volumes and prices sold to Chile and industrial sectors.

Pampa Energía ● Earnings release Q2 24 ● 13

Oil and gas' key performance indicators	2024			2023			Variation
	Oil	Gas	Total	Oil	Gas	Total	Oil	Gas	Total
Semester
Volume
Production
In thousand m3/day	0.8	13,098		0.8	9,742		-4%	+34%	+31%
In million cubic feet/day		463			344
In thousand boe/day	4.9	77.1	82.0	5.1	57.3	62.4
Sales
In thousand m3/day	0.7	13,179		0.9	9,781		-21%	+35%	+30%
In million cubic feet/day		465			345
In thousand boe/day	4.5	77.6	82.0	5.7	57.6	63.2

Average Price
In US$/bbl	70.4			66.4			+6%	-16%
In US$/MBTU		3.7			4.4

Second quarter
Volume
Production
In thousand m3/day	0.9	14,512		0.8	10,577		+7%	+37%	+35%
In million cubic feet/day		513			374
In thousand boe/day	5.4	85.4	90.8	5.1	62.3	67.3
Sales
In thousand m3/day	0.8	14,550		0.9	10,585		-6%	+37%	+34%
In million cubic feet/day		514			374
In thousand boe/day	5.0	85.6	90.7	5.4	62.3	67.7

Average Price
In US$/bbl	71.8			65.1			+10%	-14%
In US$/MBTU		4.0			4.7

Note: The net production in Argentina. The gas volume is standardized at 9,300 kilocalories (kCal).

Regarding operating performance, total production reached 90.8 kboe per day in Q2 24 (+35% vs. Q2 23 and +24% vs. Q1 24), driven by a robust increase in gas production, which recorded 14.5 million m3 per day (+37% vs. Q2 23 and +24% vs. Q1 24). The outstanding performance in our shale wells in El Mangrullo and Sierra Chata operated blocks, along with deliveries under the latest round 4.2 of Plan Gas, in which we were awarded a maximum flat volume of 4.8 million m3 per day to be evacuated through the GPNK, and lower temperatures contributed to this increase. These gains were partially offset by decreased exports to Chile due to high water resources produced by El Niño and lower sales to industries owing to the economic downturn. On June 4, we achieved a new all-time-high production record of 16.8 million m3 per day.

Analyzing the gas output by block, 63% of our total output in Q2 24 came from El Mangrullo, where, in April, we tied-in 3 shale wells and reached 9.2 million m3 per day (+45% vs. Q2 23 and +24% vs. Q1 24). Sierra Chata followed with a 23% contribution, growing production to 3.3 million m3 per day (+50% vs. Q2 23 and +41% vs. Q1 24). At non-operated blocks, Río Neuquén maintained steady production at 1.6 million m3 per day (+5% vs. Q2 23 and +9% vs. Q1 24), while Rincón del Mangrullo continued to deplete, contributing 0.2 million m3 per day (-16% vs. Q2 23 and -18% vs. Q1 24).

Our gas price in Q2 24 averaged US$4.0 per MBTU (-14% vs. Q2 23 but +25% vs. Q1 24), primarily explained by lower demand from exports and industries.

Pampa Energía ● Earnings release Q2 24 ● 14

Regarding our gas deliveries, during Q2 24, 50% was destined for thermal power generation and 34% for the retail segment, both under Plan Gas. Moreover, 9% supplied the industrial/spot market, 4% was exported, and the remaining was sold to our petchem plants as raw material. In contrast, in Q2 23, 39% supplied the retail segment, 22% for thermal power units, 20% sold to the industrial/spot market, 15% was exported and the remainder to our petchem plants.

Oil production reached 5.4 kbbl per day in Q2 24 (+7% vs. Q2 23 and +26% vs. Q1 24), driven by the start of shale oil production in Rincón de Aranda (+1.2 kbbl per day), partially offset by natural depletion at El Tordillo (down 0.6 kbbl per day) and Los Blancos (down 0.4 kbbl per day).

Our oil price in Q2 24 was 10% higher than Q2 23, reaching US$71.8 per bbl, with domestic and foreign prices very similar. 68% of our sales were destined for the domestic market, similar to Q2 23.

Net operating costs in Q2 24, excluding depreciation, amortization, Plan Gas and export FX compensations, remained similar to Q2 23 at US$107 million, mainly due to the reversal of Río Atuel oil exploratory area in Q2 23 (US$7 million loss), higher overdue interests from clients and lower crude oil stock costs, partially offset by higher lifting costs and royalties due to the increased gas activity. However, compared to Q1 24, net operating costs increased by 31%, which is explained by higher lifting, royalties, and gas transportation costs in line with production growth and lower crude oil stock costs in Q1 24.

The lifting cost recorded US$44 million in Q2 24, +11% vs. Q2 23, mainly due to increased activity, resulting in higher well maintenance and treatment costs, as well as maintenance of non-operated areas. However, lifting cost per boe decreased to US$5.3 per boe produced in Q2 24 (-17% vs. Q2 23 and -7% vs. Q1 24), mainly explained by larger production volumes.

Plan Gas compensations and exports at a differential FX reached US$18 million and US$2 million in Q2 24, respectively. The 14% year-on-year increase in Plan Gas is due to the wider difference between the regulated AR$ price and the US$ contracted price, resulting from the AR$ devaluation.

A deterioration in sales receivables of US$10 million was recorded in Q2 24, of which US$7 million corresponds to the payment agreement on past transactions owed by CAMMESA and US$2 million for distributors’ compensations under Plan Gas.

Financial results in Q2 24 recorded net losses of US$33 million, a 13% improvement vs. Q2 23, mainly due to lower financial interests from decreased AR$-debt stock and lower FX losses from a soft devaluation impact on the monetary position in AR$. Lower gains from holding financial securities partially offset these effects.

Our oil and gas adjusted EBITDA amounted to US$121 million in Q2 24 (+24% vs. Q2 23), mainly explained by higher sales under Plan Gas, partially offset by lower gas exports to Chile and sales to industries, and a slight increase in operating expenses due to higher output. The adjusted EBITDA excludes overdue interests mainly charged to CAMMESA and the impairment on CAMMESA’s receivables from December 2023 and January 2024 for US$7 million.

Finally, capital expenditures amounted to US$109 million in Q2 24 (-15% vs. Q2 23), mainly driven by the shale gas deployment during 2023, partially offset by the beginning of the shale oil pilot plan in Rincón de Aranda.

Pampa Energía ● Earnings release Q2 24 ● 15

3.4	Analysis of the petrochemicals segment

Petrochemicals segment, consolidated Figures in US$ million	First half			Second quarter
	2024	2023	∆%	2024	2023	∆%
Sales revenue	254	257	-1%	134	132	+2%
Domestic sales	155	181	-14%	79	92	-14%
Foreign market sales	99	76	+30%	54	40	+36%
Cost of sales	(226)	(231)	-2%	(118)	(117)	+1%

Gross profit	28	26	+8%	16	15	+7%

Selling expenses	(6)	(8)	-25%	(4)	(5)	-20%
Administrative expenses	(3)	(3)	-	(1)	(1)	-
Other operating income	8	-	NA	5	-	NA
Other operating expenses	(3)	(1)	+200%	(2)	(1)	+100%
Impairment of inventories	-	(3)	-100%	-	(3)	-100%

Operating income	24	11	+118%	14	5	+180%

Finance costs	(2)	(1)	+100%	(1)	-	NA
Other financial results	1	3	-67%	1	3	-67%
Financial results, net	(1)	2	NA	-	3	-100%

Profit before tax	23	13	+77%	14	8	+75%

Income tax	3	(2)	NA	1	(2)	NA

Net income for the period	26	11	+136%	15	6	+150%

Adjusted EBITDA	26	17	+54%	15	10	+50%

Increases in PPE	3	3	-	2	1	+100%
Depreciation and amortization	2	3	-33%	1	2	-50%

The adjusted EBITDA for the petrochemicals segment reached US$15 million in Q2 24, a 50% increase compared to Q2 23. This growth was primarily driven by higher volumes sold of reforming products and, to a lesser extent, improved export SBR margins. In addition, we recorded a US$4 million profit from the settlement of exports at a differential FX. Due to lower economic activity, these effects were partially offset by declining volumes sold to the domestic market, particularly styrene and polystyrene. Traded prices and operating costs had a marginal impact on EBITDA.

Total volume sold increased by 5% vs. Q2 23, reaching 111 thousand tons, mainly explained by higher octane sales in the local market, aromatic chemicals in the foreign market, and a slight rise in exports. Lower local demand for styrene, polystyrene and SBR partially offset these gains.

No financial results were recorded in Q2 24, in contrast to a net profit of US$3 million in Q2 23, mainly explained by the impact of a lower AR$ devaluation over payables.

Pampa Energía ● Earnings release Q2 24 ● 16

Petrochemicals' key performance indicators	Products			Total
	Styrene & polystyrene[1]	SBR	Reforming & others
Semester
Volume sold 2023 (thousand ton)	41	22	157	221
Volume sold 2022 (thousand ton)	54	20	136	209
Variation 2023 vs. 2022	-23%	+13%	+16%	+6%

Average price 2023 (US$/ton)	1,815	1,798	885	1,152
Average price 2022 (US$/ton)	1,889	1,924	869	1,230
Variation 2023 vs. 2022	-4%	-7%	+2%	-6%

Second quarter
Volume sold Q1 24 (thousand ton)	19	12	80	111
Volume sold Q1 23 (thousand ton)	25	11	70	106
Variation Q1 24 vs. Q1 23	-25%	+9%	+14%	+5%

Average price Q1 24 (US$/ton)	1,941	1,933	924	1,205
Average price Q1 23 (US$/ton)	1,926	1,913	891	1,240
Variation Q1 24 vs. Q1 23	+1%	+1%	+4%	-3%

Note: 1 Includes Propylene.

3.5	Analysis of the holding and others segment

Holding and others segment, consolidated Figures in US$ million	First half			Second quarter
	2024	2023	∆%	2024	2023	∆%
Sales revenue	10	8	+25%	7	4	+75%
Domestic sales	10	8	+25%	7	4	+75%

Gross profit	10	8	+25%	7	4	+75%

Administrative expenses	(19)	(22)	-14%	(11)	(13)	-15%
Other operating income	1	1	-	-	1	-100%
Other operating expenses	(28)	(7)	+300%	(6)	(4)	+50%
Impairment of financial assets	-	(3)	-100%	-	(3)	-100%
Recovery/(accrual) of impairment on intangible assets	-	2	-100%	-	-	NA
Income from the sale of associates	7	-	NA	5	-	NA
Results for participation in joint businesses	77	29	+166%	37	16	+131%

Operating income	48	8	NA	32	1	NA

Finance income	-	3	-100%	(2)	1	NA
Finance costs	(15)	(27)	-44%	(5)	(13)	-62%
Other financial results	7	102	-93%	4	57	-93%
Financial results, net	(8)	78	NA	(3)	45	NA

Profit before tax	40	86	-53%	29	46	-37%

Income tax	(7)	(6)	+17%	(7)	(7)	-

Net income for the period	33	80	-59%	22	39	-44%

Adjusted EBITDA	69	46	+50%	46	16	+180%

Increases in PPE	2	3	-33%	1	1	-
Depreciation and amortization	-	-	NA	-	-	NA

Pampa Energía ● Earnings release Q2 24 ● 17

The holding and others segment, excluding the affiliates’ equity income (Transener and TGS), posted a US$5 million operating loss in Q2 24, compared to a US$15 million loss in Q2 23, mainly explained by higher accrued fees, partially offset by provisions for contingencies.

In Q2 24, financial results reached a net loss of US$3 million, while Q2 23 saw a net gain of US$45 million, mainly due to decreased FX profit from the lower AR$ devaluation over the monetary position.

The adjusted EBITDA of our holding and others segment increased by 180% year-on-year, reaching US$46 million in Q2 24. We exclude the equity income from TGS and Transener and instead include the EBITDA adjusted by equity ownership in these businesses.

In TGS, the EBITDA adjusted by our stake was US$46 million in Q2 24, an 89% increase vs. Q2 23, mainly explained by a 675% tariff increase from April 2024 in the regulated business, and higher natural gas transportation and conditioning services in Vaca Muerta over the midstream segment, mainly linked to the works in Tratayén’s conditioning plants. These effects were partially offset by lower sales in the liquids segment, in line with a drop in ethane prices and lower liquid volumes.

In Transener, the EBITDA adjusted by our stake was a US$10 million loss in Q2 24 vs. US$7 million in Q2 23, mainly due to the tariff increase applicable from February 2024 (179.7% Transener and 191.1% Transba).

Pampa Energía ● Earnings release Q2 24 ● 18

3.6	Analysis of the six-month period, by subsidiary and segment

Subsidiary In US$ million	First half 2024				First half 2023
	% Pampa	Adjusted EBITDA	Net debt[2]	Net income[3]	% Pampa	Adjusted EBITDA	Net debt[2]	Net income[3]

Power generation segment
Diamante	61.0%	2	(0)	0	61.0%	0	(0)	1
Los Nihuiles	52.0%	(0)	(0)	(1)	52.0%	(2)	(0)	0
VAR	100.0%	10	(0)	7	100.0%	9	-	6

Greenwind		-	-	-		9	52	3
Subtotal Greenwind adjusted by ownership	0.0%	-	-	-	100.0%	9	52	3

CTBSA		50	216	(82)		42	306	10
Non-controlling stake adjustment		(25)	(108)	41		(21)	(153)	(5)
Subtotal CTBSA adjusted by ownership	50.0%	25	108	(41)	50.0%	21	153	5

Pampa stand-alone, other companies, & adj.[1]	100.0%	156	(365)	268	100%	168	(136)	184
Subtotal power generation		192	(257)	233		206	70	200

Oil & gas segment
Pampa Energía	100.0%	188	1,046	75	100.0%	159	870	14
Subtotal oil & gas		188	1,046	75		159	870	14

Petrochemicals segment
Pampa Energía	100.0%	26	-	26	100.0%	17	-	11
Subtotal petrochemicals		26	-	26		17	-	11

Holding & others segment
Transener		57	(44)	27		64	(23)	31
Non-controlling stake adjustment		(42)	33	(20)		(47)	17	(23)
Subtotal Transener adjusted by ownership	26.3%	15	(12)	7	26.3%	17	(6)	8

TGS		281	(35)	167		182	62	74
Non-controlling stake adjustment		(208)	26	(124)		(130)	(45)	(54)
Subtotal TGS adjusted by ownership	25.9%	73	(9)	43	28.1%	52	18	21

Pampa stand-alone, other companies, & adj.[1]	100.0%	(20)	9	(17)	100%	(23)	(0)	51
Subtotal holding & others		68	(12)	33		46	11	80

Deletions	100%	-	(87)	-	100%	-	(164)	-
Total consolidated		475	691	367		428	786	305
At our share ownership		464	778	367		419	951	305

Note: 1 The deletion corresponds to other companies or inter-companies. 2 Net debt includes holding companies. 3 Attributable to the Company’s shareholders.

Pampa Energía ● Earnings release Q2 24 ● 19

3.7	Analysis of the quarter, by subsidiary and segment

Subsidiary In US$ million	Q2 24				Q2 23
	% Pampa	Adjusted EBITDA	Net debt[2]	Net income[3]	% Pampa	Adjusted EBITDA	Net debt[2]	Net income[3]

Power generation segment
Diamante	61.0%	1	(0)	(1)	61.0%	1	(0)	1
Los Nihuiles	52.0%	(1)	(0)	(3)	52.0%	(1)	(0)	0
VAR[4]	100.0%	6	(0)	3	100.0%	4	-	3

Greenwind[5]		-	-	-		5	52	2
Non-controlling stake adjustment		-	-	-		-	-	-
Subtotal Greenwind adjusted by ownership	100.0%	-	-	-	100.0%	5	52	2

CTBSA		22	216	(131)		29	306	5
Non-controlling stake adjustment		(11)	(108)	66		(14)	(153)	(2)
Subtotal CTBSA adjusted by ownership	50.0%	11	108	(66)	50.0%	14	153	2

Pampa stand-alone, other companies, & adj.[1]	100.0%	95	(365)	106	100%	79	(136)	99
Subtotal power generation		106	(257)	36		98	70	104

Oil & gas segment
Pampa Energía	100.0%	121	1,046	27	100.0%	97	870	15
Subtotal oil & gas		121	1,046	27		97	870	15

Petrochemicals segment
Pampa Energía	100.0%	15	-	15	100.0%	10	-	6
Subtotal petrochemicals		15	-	15		10	-	6

Holding & others segment
Transener		36	(44)	15		26	(23)	10
Non-controlling stake adjustment		(27)	33	(11)		(19)	17	(8)
Subtotal Transener adjusted by ownership	26.3%	10	(12)	4	26.3%	7	(6)	3

TGS		179	(35)	102		87	62	47
Non-controlling stake adjustment		(132)	26	(75)		(63)	(45)	(34)
Subtotal TGS adjusted by ownership	25.9%	46	(9)	26	28.1%	25	18	13

Pampa stand-alone, other companies, & adj.[1]	100.0%	(10)	9	(8)	100%	(15)	(0)	23
Subtotal holding & others		46	(12)	22		16	11	39

Deletions	100%	-	(87)	-	100%	-	(164)	-
Total consolidated		288	691	100		222	786	164
At our share ownership		294	778	100		226	951	164

Note: 1 The deletion corresponds to other companies or inter-companies. 2 Net debt includes holding companies. 3 Attributable to the Company’s shareholders.

Pampa Energía ● Earnings release Q2 24 ● 20

4.	Appendix
4.1	Power generation’s main operational KPIs by plant

Power generation's key performance indicators	Hydroelectric			Wind						Subtotal hydro +wind	Thermal										Total
	HINISA	HIDISA	HPPL	PEMC[1]	PEPE2	PEPE3	PEPE4	PEA	PEPE6[2]		CTLL	CTG	CTP	CPB	CTPP	CTIW	CTGEBA	Eco- Energía	CTEB[3]	Subtotal thermal
Installed capacity (MW)	265	388	285	-	53	53	81	100	45	1,270	780	361	30	620	100	100	1,253	14	848	4,107	5,377
New capacity (MW)	-	-	-	-	53	53	81	100	45	332	184	100	-	-	100	100	565	14	279	1,343	1,675
Market share	0.6%	0.9%	0.7%	0.0%	0.1%	0.1%	0.2%	0.2%	0.1%	2.9%	1.8%	0.8%	0.1%	1.4%	0.2%	0.2%	2.9%	0.03%	1.9%	9.4%	12%

Semester
Net generation 6M24 (GWh)	416	315	369	0	86	92	164	158	2	1,603	2,409	178	37	171	87	67	4,169	35	2,239	9,392	10,995
Market share	0.6%	0.4%	0.5%	0.0%	0.1%	0.1%	0.2%	0.22%	0.00%	2.2%	3.3%	0.2%	0.1%	0.2%	0.1%	0.1%	5.7%	0.0%	3.1%	12.9%	15.1%
Sales 6M24 (GWh)	416	315	369	0	88	92	164	158	2	1,604	2,362	350	37	171	87	67	4,384	76	2,239	9,774	11,378

Net generation 6M23 (GWh)	212	154	287	166	102	105	83	142	-	1,250	2,671	86	37	583	209	214	4,005	30	1,894	9,728	10,978
Variation 6M24 vs. 6M23	+96%	+105%	+29%	-100%	-16%	-12%	+98%	+12%	na	+28%	-10%	+107%	+1%	-71%	-58%	-69%	+4%	+17%	+18%	-3%	+0%
Sales 6M23 (GWh)	213	154	287	166	103	105	83	142	-	1,251	2,671	274	37	583	209	214	4,367	68	1,893	10,315	11,566

Avg. price 6M24 (US$/MWh)	12	19	12	na	78	64	64	81	64	32	21	44	20	83	na	na	35	38	31	34	34
Avg. price 6M23 (US$/MWh)	22	40	17	70	79	66	66	80	na	47	20	73	27	28	95	74	36	42	29	33	34
Avg. gross margin 6M24 (US$/MWh)	4	9	3	na	61	73	73	64	64	25	18	16	(2)	6	na	na	19	16	25	22	22
Avg. gross margin 6M23 (US$/MWh)	4	15	5	60	63	62	62	69	na	34	16	27	5	6	75	55	19	15	21	20	22

Second quarter
Net generation Q2 24 (GWh)	106	107	205	-	47	47	85	76	2	676	1,289	43	9	70	43	30	1,901	18	989	4,391	5,067
Market share	0.3%	0.3%	0.6%	0.0%	0.1%	0.1%	0.3%	0.23%	0.01%	2.0%	3.8%	0.1%	0.0%	0.2%	0.1%	0.1%	5.7%	0.1%	2.9%	13.1%	15.1%
Sales Q2 24 (GWh)	106	107	205	-	47	47	85	76	2	676	1,271	121	9	70	43	30	1,990	38	988	4,559	5,234

Net generation Q2 23 (GWh)	37	57	111	83	53	53	56	61	-	511	1,388	47	14	100	101	106	1,828	11	1,110	4,707	5,218
Variation Q2 24 vs. Q2 23	na	+87%	+84%	-100%	-11%	-10%	+52%	+24%	na	+32%	-7%	-9%	-38%	-31%	-57%	-72%	+4%	+64%	-11%	-7%	-3%
Sales Q2 23 (GWh)	37	57	111	83	53	53	56	61	-	511	1,388	120	14	101	101	106	2,045	31	1,110	5,017	5,528

Avg. price Q2 24 (US$/MWh)	22	30	12	na	79	64	64	82	64	39	21	63	42	108	na	na	39	37	35	38	38
Avg. price Q2 23 (US$/MWh)	52	49	18	71	79	66	66	81	na	56	19	70	30	70	97	75	39	48	32	35	37
Avg. gross margin Q2 24 (US$/MWh)	6	22	3	na	64	73	73	73	64	33	19	20	3	2	na	na	20	13	27	24	25
Avg. gross margin Q2 23 (US$/MWh)	(11)	22	2	59	62	62	62	70	na	40	16	19	3	(1)	78	57	19	17	24	21	23

Note: Gross margin before amortization and depreciation 1 Fully owned by Pampa from August 2022 to July 2023. 2 Progressive commissioning: 13.5 MW (Jun-24) and 31.5 MW (Jul-24). 3 Operated by Pampa (50% equity stake).

Pampa Energía ● Earnings release Q2 24 ● 21

4.2	Production in the main oil and gas blocks
In kboe/day at ownership	Semester			Second quarter
	2024	2023	Variation	2024	2023	Variation
Gas
El Mangrullo	49.0	35.6	+38%	54.2	37.4	+45%
Río Neuquén	9.3	9.0	+4%	9.7	9.2	+5%
Sierra Chata	16.7	10.1	+65%	19.6	13.1	+50%
Rincón del Mangrullo[1]	1.3	1.5	-10%	1.2	1.4	-16%
Others	0.8	1.1	-31%	0.7	1.2	-37%
Total gas at working interest	77.1	57.3	+34%	85.4	62.3	+37%

Oil
El Tordillo[2]	1.6	2.2	-28%	1.6	2.2	-25%
Gobernador Ayala	1.1	1.2	-9%	1.1	1.1	-7%
Rincón de Aranda	0.7	-	na	1.2	-	na
Associated oil[3]	1.3	1.1	+23%	1.3	1.1	+17%
Others	0.2	0.6	-68%	0.2	0.6	-63%
Total gas at working interest	4.9	5.1	-4%	5.4	5.1	+7%

Total	82.0	62.4	+31%	90.8	67.3	+35%

Note: Production in Argentina. 1 It does not include shale formation. 2 It includes the La Tapera – Puesto Quiroga block. 3 From gas fields.

Pampa Energía ● Earnings release Q2 24 ● 22

5.	Glossary of terms
Term	Definition
ADR/ADS	American Depositary Receipt
AE38	Argentina public bond issued in dollars maturing in 2038
AR$	Argentine Pesos
Bbl	Barrel
BCRA	Banco Central de la República Argentina (Argentina Central Bank)
Boe	Barrels of oil equivalent
ByMA	Bolsas y Mercados Argentinos (Buenos Aires Stock Exchange)
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A. (Argentine Wholesale Electricity Market Clearing Company)
CB	Corporate Bonds
CCGT	Combined Cycle
CNY	Renminbi Chinese currency
CPB	Piedra Buena Thermal Power Plant
CTBSA	CT Barragán S.A.
CTEB	Ensenada Barragán Thermal Power Plant
CTG	Güemes Thermal Power Plant
CTGEBA	Genelba Thermal Power Plant
CTIW	Ingeniero White Thermal Power Plant
CTLL	Loma De La Lata Thermal Power Plant
CTP	Piquirenda Thermal Power Plant
CTPP	Parque Pilar Thermal Power Plant
E&P	Exploration and Production
EBITDA	Earnings before interest, tax, depreciation and amortization
EcoEnergía	EcoEnergía Co-Generation Power Plant
ENARGAS	Ente Nacional Regulador del Gas (National Gas Regulatory Entity)
ENARSA	Energía Argentina S.A.
ENRE	Ente Nacional Regulador de la Electricidad (National Electricity Regulatory Entity)
FS	Financial Statements
FX	Nominal exchange rate
GPNK	Presidente Néstor Kirchner Gas Pipeline
GWh	Gigawatt-hour
HIDISA	Diamante Hydro Power Plant
HINISA	Los Nihuiles Hydro Power Plant
HPPL	Pichi Picun Leufu Hydro Power Plant
IFRS	International Financial Reporting Standards
Kbbl/kboe	Thousands of barrels/thousands of barrels of oil equivalent
M3	Cubic meter
MBTU	Million British Thermal Units
MW/MWh	Megawatt/Megawatt-hour
N.a.	Not applicable
O/S	Share ownership
Pampa / The Company	Pampa Energía S.A.
PEA	Arauco II Wind Farm, stage 1 and 2
PEMC	Ingeniero Mario Cebreiro Wind Farm

Pampa Energía ● Earnings release Q2 24 ● 23

PEPE	Pampa Energía Wind Farm
PIST	Punto de Ingreso al Sistema de Transporte (System Entry Point for Transportation)
Plan Gas	Re-assurance and Strengthening of the Federal Hydrocarbon Production through Self-Supply, Exports, Replacement of Imports and the Expansion of the Transportation System to All the Country’s Hydrocarbon Basins 2023 – 2028 Plan (Executive Order No. 730/22) and the Argentine Natural Gas Production Promotion Plan – 2020 – 2024 Supply and Demand Scheme (Emergency Executive Order No. 892/20 and supplementary provisions)
POSA	Petrobras Operaciones S.A.
PPA	Power Purchase Agreement
PPE	Property, Plant and Equipment
Q1 24	First quarter of 2024
Q2 24/Q2 23	Second quarter of 2024/Second quarter of 2023
Res.	Resolution/Resolutions
RTI	Comprehensive tariff review
SACDE	Sociedad Argentina de Construcción y Desarrollo Estratégico
SE	Secretariat of Energy
ST	Steam turbine
TGS	Transportadora de Gas del Sur S.A.
Ton	Metric ton
Transba	Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Transba S.A.
Transener	Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A.
US$	U.S. Dollars
US$-link	A security in which the underlying is linked to a US$ wholesale exchange rate
US$-MEP	A security in which the settlement uses US$ in the domestic market

Pampa Energía ● Earnings release Q2 24 ● 24